# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 3rd Floor, 44 Esplanade, St. Helier, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-001336
Filed by CIK 0001512920

## Reporting persons
- Sprott Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,188,335; sole dispositive power 0; shared dispositive power 3,188,335; aggregate amount beneficially owned 3,188,335 (3.7% of the class)
- Resource Capital Investment Corp.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sprott Private Resource Lending Fund II: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3rd Floor, 44 Esplanade, St. Helier, Jersey, JE4 9WG

## Item 2. Person Filing
Name of person filing:
Sprott Inc.
Resource Capital Investment Corp.
Sprott Private Resource Lending Fund II
Address of principal business office or, if none, residence:
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, ON M5J 2J1
Canada

Resource Capital Investment Corp.
1910 Palomar Point Way, Suite 200
Carlsbad, CA 92008
United States of America

Sprott Private Resource Lending Fund II
c/o Resource Capital Investment Corp.
1910 Palomar Point Way, Suite 200
Carlsbad, CA 92008
United States of America
Citizenship:
Sprott Inc. - Other - Canada
Resource Capital Investment Corp. - Other - Nevada
Sprott Private Resource Lending Fund II - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sprott Inc. - 3,188,335
Resource Capital Investment Corp. - 0
Sprott Private Resource Lending Fund II - 0
Percent of class:
Sprott Inc. - 3.7%
Resource Capital Investment Corp. - 0.0%
Sprott Private Resource Lending Fund II - 0.0%
Sole power to vote or to direct the vote:
Sprott Inc. - 0
Resource Capital Investment Corp. - 0
Sprott Private Resource Lending Fund II - 0
Shared power to vote or to direct the vote:
Sprott Inc. - 3,188,335
Resource Capital Investment Corp. - 0
Sprott Private Resource Lending Fund II - 0
Sole power to dispose or to direct the disposition:
Sprott Inc. - 0
Resource Capital Investment Corp. - 0
Sprott Private Resource Lending Fund II - 0
Shared power to dispose or to direct the disposition:
Sprott Inc. - 3,188,335
Resource Capital Investment Corp. - 0
Sprott Private Resource Lending Fund II - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Sprott Inc.: /s/ Thomas Ulrich, Thomas Ulrich/Authorized Person (08/14/2025)
- Resource Capital Investment Corp.: /s/ Thomas Ulrich, Thomas Ulrich/Authorized Person (08/14/2025)
- Sprott Private Resource Lending Fund II: /s/ Thomas Ulrich, Thomas Ulrich/Authorized Person (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.